================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2000

                                       or

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period __________ to __________

                         COMMISSION FILE NUMBER 0-16960


                         THE GENLYTE GROUP INCORPORATED
              CONSOLIDATED THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES

--------------------------------------------------------------------------------

                         THE GENLYTE GROUP INCORPORATED
                         4360 BROWNSBORO ROAD, SUITE 300
                           LOUISVILLE, KENTUCKY 40207

--------------------------------------------------------------------------------

================================================================================

Genlyte Thomas Consolidated Thrift Savings Plan for
Hourly Employees



Financial Statements
As of December 31, 2000 and 1999


Together With Report of Independent Public Accountants

Genlyte Thomas
Consolidated Thrift Savings Plan for Hourly Employees

Table of Contents
--------------------------------------------------------------------------------


                                                                         Page(s)
                                                                         -------

Report of Independent Public Accountants                                    1


Statements of Net Assets Available for Benefits As of
  December 31, 2000 and 1999                                                2


Statement of Changes in Net Assets Available for Benefits for the
  Year Ending December 31, 2000                                             3


Notes to Financial Statements and Schedules                               4 - 9


Item 4(i) - Schedule of Assets Held for Investment Purposes As
  of December 31, 2000 (Schedule I)                                        10


Item 4(d) - Schedule of Non-Exempt Transactions for the Year
  Ended December 31,2000 (Schedule II)                                     11

Report of Independent Public Accountants
----------------------------------------



To the Pension and Benefits Committee of the Genlyte Thomas Group, LLC:

We have audited the accompanying statements of net assets available for benefits of the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees (the
Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule I) and the schedule of non-exempt transactions (Schedule II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Louisville, Kentucky
  May 17, 2001

Genlyte Thomas
Consolidated Thrift Savings Plan for Hourly Employees


Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999
--------------------------------------------------------------------------------


                                                        2000             1999
                                                     ----------       ----------

Investments                                          $1,375,017       $1,510,336
Contributions receivable                                 39,118          116,748
                                                     ----------       ----------

Net assets available for benefits                    $1,414,135       $1,627,084
                                                     ==========       ==========


The accompanying notes to financial statements and schedules are an integral part of these statements.

Genlyte Thomas
Consolidated Thrift Savings Plan for Hourly Employees


Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000
--------------------------------------------------------------------------------



Net assets available for benefits, beginning of year                $ 1,627,084

Additions
   Employee contributions                                               426,300
   Employer contributions                                                72,995
   Interest and dividend income                                          90,755
   Net realized losses                                                  (69,901)
   Net unrealized losses                                               (158,176)
                                                                    -----------
         Total additions                                                361,973

Deductions
   Distributions and withdrawals                                       (574,940)
                                                                    -----------
         Total deductions                                              (574,940)

Other:
   Transfers and other, net                                                  18
                                                                    -----------

   Net assets available for benefits, end of year                   $ 1,414,135
                                                                    ===========


The accompanying notes to financial statements and schedules are an integral part of this statement.

Genlyte Thomas
Consolidated Thrift Savings Plan for Hourly Employees


Notes to Financial Statements and Schedules
December 31, 2000 and 1999
--------------------------------------------------------------------------------


(1)  Description of Plan-
     -------------------

     The Genlyte Thomas Group, LLC Consolidated Thrift Savings Plan for Hourly Lighting Employees (the Plan) was originally established on July 1, 1998 and is a defined contribution plan for eligible hourly employees of the Genlyte Thomas Group, LLC (the Company) plant locations at Hopkinsville, Kentucky; Dyersburg, Tennessee; Tupelo, Mississippi and Sparta, Tennessee. The eligible employees at the Sparta plant began to participate in the Plan effective July 1, 1999.

     Effective January 1, 2000, the Plan name was changed to the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees.

     On February 16, 2000, the Company transferred all the Plan's assets to Putnam Investments, the new trustee of the Plan. The participants are now able to direct their accounts to ten Putnam funds as well as Thomas and Genlyte common stock (see Note 3).

     Employees become eligible for the Plan on July 1 or January 1 after completing 1,000 hours of service during the 12-month period commencing on the employee's date of hire. Subject to certain eligibility requirements, employees of the Dyersburg plant location can contribute up to $.80 per qualified hour to the Plan, in whole increments of $.02 per hour, not to exceed $10,500 and $10,000 per year for 2000 and 1999, respectively. The Plan provides for 50% matching contributions up to a Dyersburg participant's contribution of $.30 per qualified hour. Employees of the Hopkinsville plant location can contribute whole increments of $.02 per hour, not to exceed $10,500 and $10,000 per year for 2000 and 1999, respectively. The Plan provides for 50% matching contributions up to a Hopkinsville participant's contribution of $.40 per qualified hour completed on or after April 1, 1998 and prior to April 1, 1999 and $.60 per qualified hour completed on or after April 1, 1999. Employees of the Tupelo plant location can contribute whole increments of $.03 per hour, not to exceed $10,500 and $10,000 per year for 2000 and 1999, respectively. The Plan provides for 33 1/3% employer matching contributions up to a Tupelo participant's contribution of $.15 per hour. Employees of the Sparta plant location can make before-tax contributions in increments of $.03 per qualified hour worked not to exceed $10,500 and $10,000 per year for 2000 and 1999, respectively. The Plan does not provide for any employer matching contributions for Sparta participants. Additional employer contributions for all plant locations are permitted subject to the discretion of the

Genlyte Thomas
Consolidated Thrift Savings Plan for Hourly Employees


Notes to Financial Statements and Schedules
December 31, 2000 and 1999
--------------------------------------------------------------------------------


     Company's board of directors. All employee contributions are made through payroll deductions. Participants are fully vested in their contributions and become vested in Company contributions over a five-year period of employment as follows:

           Years of Service                  Vesting Percentage
           ----------------                  ------------------

           Less than 1                                0%
           1                                         20%
           2                                         40%
           3                                         60%
           4                                         80%
           5 or more                                100%

     Forfeitures will be used to supplement Company contributions, distributable in accordance with matching contributions.

     The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The description above is provided for general information. Participants should refer to the summary plan description and plan document for more complete information.

(2)  Significant Accounting Policies-
     -------------------------------

     (a) Basis of Accounting--The financial statements of the Plan are prepared under the accrual method of accounting.

     (b) Investment Valuation and Income Recognition--The Plan's investments are stated at fair value. The Plan provides for investments in various investments and investment securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the cash basis. Dividends are recorded on the ex-dividend date.

     (c) Administrative Expenses--Administrative expenses incurred by the Plan are paid by the Company.

     (d) Use of Estimates in Preparation of Financial Statements--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Genlyte Thomas
Consolidated Thrift Savings Plan for Hourly Employees


Notes to Financial Statements and Schedules
December 31, 2000 and 1999
--------------------------------------------------------------------------------


     (e)  Payment of Benefits--Benefits are recorded when paid.

(3)  Investments-
     -----------

     Participants can elect to invest their contributions in a combination of pooled separate accounts held by Putnam Investments, the trustee, described as follows:

                   Account                               Description
     -----------------------------------     -----------------------------------

     Janus Aspen Balanced Fund               Fund seeks long-term capital growth
                                             consistent with preservation of
                                             capital and balanced by current
                                             income.

     PIMCO Total Return Fund                 Fund seeks maximum total return
                                             consistent with preservation of
                                             capital and prudent investment
                                             management.

     Putnam Fund for Growth and Income       The fund invests mainly in
                                             attractively priced stocks of
                                             companies that offer long-term
                                             growth potential while also
                                             providing income.

     Putnam Investors Fund                   The fund invests primarily in stock
                                             of large well-established companies
                                             that provide opportunities for
                                             growth over the long term.

     Putnam Voyager Fund                     The fund is a diversified multi-cap
                                             growth fund that invests primarily
                                             in stocks of midsize and large
                                             companies with the flexibility to
                                             invest in stocks of any size across
                                             a wide range of industries.

     Putnam OTC and Emerging Growth Fund     The fund invests mainly in stocks
                                             of small to midsize emerging growth
                                             companies.

     Putnam Asset Allocation: Balanced       Fund consists of three separate
     Portfolio Fund                          sub-portfolios designed to meet the
                                             differing needs of investors as
                                             they move through various life
                                             stages.

Genlyte Thomas
Consolidated Thrift Savings Plan for Hourly Employees


Notes to Financial Statements and Schedules
December 31, 2000 and 1999
--------------------------------------------------------------------------------


                   Account                               Description
     -----------------------------------     -----------------------------------

     Putnam S&P 500 Index Fund               Fund is for investors seeking a
                                             return, before the assessment of
                                             fees, that closely approximates the
                                             return of the S&P 500 Index, which
                                             is an indicator of the U.S. stock
                                             market performance.

     Putnam International Growth Fund        The fund seeks capital appreciation
                                             by investing in a diversified
                                             portfolio of stocks of companies
                                             located mainly outside the United
                                             States.

     Putnam Money Market Fund                The fund invests in short-term,
                                             high-quality money market
                                             securities in an attempt to provide
                                             current income and safety of
                                             principal.

     Genlyte Group, Inc. Common Stock        Invests in Genlyte common stock.

     Thomas Industries, Inc. Common Stock    Invests in Thomas common stock.

Investments representing 5% or more of the Plan's net assets at December 31, 2000 and 1999 are as follows:

                                                                2000
                                                             ---------

          Janus Aspen Balanced Fund                          $ 344,807
          PIMCO Total Return Fund                               98,589
          Putnam S&P 500 Index Fund                            489,766
          Putnam Money Market Fund                             318,132

                                                                1999
                                                             ---------

          Vanguard Treasury Money Market                     $ 312,971
          Vanguard Bond Index Fund                              95,959
          Vanguard Wellington Fund                             426,253
          Vanguard 500 Index Fund                              513,967
          Vanguard Small-Cap Index Fund                         99,609

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Genlyte Thomas
Consolidated Thrift Savings Plan for Hourly Employees


Notes to Financial Statements and Schedules
December 31, 2000 and 1999
--------------------------------------------------------------------------------


               Mutual funds                       $(228,081)
               Common stock                               4
                                                  ---------
                                                  $(228,077)
                                                  =========

(4)  Accounting Pronouncement
     ------------------------

     The Accounting Standards Executive Committee issued Statement of Position 99-3, " Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required, the Plan adopted SOP 99-3 and eliminated the participant directed fund investment program disclosures.

(5)  Contributions and Benefits-
     --------------------------

     Participants can increase their deferral amount with respect to future contributions as of the first pay period beginning within any calendar quarter and may reduce the amount or discontinue contributions as of any payday. Participants may change elections within the fund options in such manner and with respect to such investment funds as the committee shall determine. Contributions in excess of allowable amounts are refunded to the participants. Participant accounts are adjusted periodically for employee and employer contributions, benefit and withdrawal payments and the participant's share of earnings.

     Upon retirement at age 65 or termination, the balance in the participant's account is paid to the participant in regular monthly, quarterly, or annual payments not exceeding 10 years or a single lump-sum payment. Upon death of a participant, the balance in the participant's account is paid to his or her beneficiary in a single lump-sum payment. In the event of a qualified financial hardship, the Plan administrator can allow a participant to withdraw an amount to the extent of the participant's immediate and heavy financial need with consideration of his/her vested account balance.

(6)  Plan Termination-
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)  Tax Status-
     ----------

     The Plan has not filed for a letter from the Internal Revenue Service to determine that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Genlyte Thomas
Consolidated Thrift Savings Plan for Hourly Employees


Notes to Financial Statements and Schedules
December 31, 2000 and 1999
--------------------------------------------------------------------------------


(8)  Trustee-
     -------

     The trustee has the power to hold, invest, reinvest, control and disburse funds according to the plan document. Plan participants elect the form of investment for their contributions to the Plan and the trustee is responsible for investing those funds accordingly. The Plan administrator directs the trustee to disburse benefit payments to qualified members of the Plan, based on valid disbursement requests.

(9)  Information Certified by the Trustee-
     ------------------------------------

     The assets and transactions identified in the accompanying financial statements and the Schedule of Assets Held for Investment Purposes contain information certified by the trustee.

(10) Non-Exempt Transactions-
     -----------------------

     Non-exempt transactions between the Plan and the Company have been identified and are listed in Schedule II. The non-exempt transactions occurred as a result of the Company's failure to remit certain employee contributions to the Plan within the timeframe established by DOL Regulations 2510.3-102(b).

(11) Subsequent Event-
     ----------------

     Effective January 1, 2001, eligible participants at the San Marcos, Texas Plant (Member of IBEW Local 1548) became eligible to participate in the Plan. A covered employee is eligible to become a participant in the Plan as of the first day of the payroll period which begins at least 15 days following their date of hire. San Marcos participants may elect to make before-tax contributions to a whole percentage between 1% to 15% of compensation. Such participants hired on or after January 1, 2001 are also eligible for employer matching contributions of 50 percent up to a maximum matching contribution of $.10 per hour. No matching contributions shall be made for participants hired before January 1, 2001.

     Effective June 3, 2001, eligible participants at the Tupelo division may elect to make before-tax matched contributions at a rate of up to $.36 per Qualified Hour, as defined in the Plan document, in whole increments of $.03 per Qualified Hour. In addition, the maximum employer matching contribution is increased from $.10 to $.12 per Qualified Hour.

                                                                      Schedule I

Genlyte Thomas
Consolidated Thrift Savings Plan for Hourly Employees

Plan Sponsor: Genlyte Thomas Group, LLC
EIN 22-3600475  Plan Number 032

Item 4(i) - Schedule of Assets Held for Investment Purposes
As of December 31, 2000
--------------------------------------------------------------------------------


Identity of Party Involved            Description of Asset            Fair Value
--------------------------       ------------------------------       ----------

  Janus                          Janus Aspen Balanced Fund            $  344,807

  PIMCO                          PIMCO Total Return Fund                  98,589

* Putnam                         Fund for Growth and Income                1,277

* Putnam                         Investors Fund                            1,060

* Putnam                         Voyager Fund                              3,633

* Putnam                         OTC and Emerging Growth Fund             59,086

* Putnam                         Asset Allocation Balanced Fund              198

* Putnam                         S&P 500 Index Fund                      489,766

* Putnam                         International Growth Fund                58,351

* Putnam                         Money Market Fund                       318,132

* Genlyte Group Inc.             Common Stock                                 61

* Thomas Industries Inc.         Common Stock                                 57
                                                                      ----------

                                                                      $1,375,017
                                                                      ==========


* Indicates a party-in-interest.


The accompanying notes to financial statements and schedules are an integral part of this schedule.

                                                                     Schedule II

Genlyte Thomas
Consolidated Thrift Savings Plan for Hourly Employees

Plan Sponsor: Genlyte Thomas Group, LLC
EIN 22-3600475  Plan Number 032

Item 4(d) - Schedule of Non-Exempt Transactions
For the Year Ended December 31, 2000
--------------------------------------------------------------------------------


                    Relationship to Plan,                                                                             Interest
Identity of Party     Employer or Other     Description of Transactions, Including Maturity Date, Rate of   Amount   Incurred on
    Involved          Party in Interest             Interest, Collateral and Par or Maturity Value          Loaned      Loan
-----------------   ---------------------   -------------------------------------------------------------   ------   -----------

All participants    Participants            Lending of monies from the Plan to the Company (employee
                                              contributions not timely remitted to the Plan) as follows:
                                                Deemed loan dated August 21, 2000, maturity January 31,
                                                  2001 with interest at 7.26%                               $  518     $   17
                                                Deemed loan dated September 22, 2000 maturity January 31,
                                                  2001 with interest at 7.21%                                  466         12
                                                Deemed loan dated October 23, 2000 maturity January 31,
                                                  2001 with interest at 7.14%                                  618         13
                                                                                                            ------     ------

                                                    Total                                                   $1,602     $   42
                                                                                                            ======     ======


The accompanying notes to financial statements and schedules are an integral part of this schedule.